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                          April 27, 2021

       Alan B. Levan
       Chairman, Chief Executive Officer and President
       Bluegreen Vacations Holding Corporation
       4960 Conference Way North, Suite 100
       Boca Raton, Florida 33431

                                                        Re: Bluegreen Vacations
Holding Corporation
                                                            Registration
statement on Form S-4
                                                            Filed April 19,
2021
                                                            File No. 333-255343

       Dear Mr. Levan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Alison W. Miller